                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)(1)

                                   -----------

                            TYLER TECHNOLOGIES, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902184100
                  ---------------------------------------------
                                 (CUSIP Number)


                 Mr. William D. Oates, 2911 Turtle Creek Blvd.,
                 Suite 1100, Dallas, Texas 75219, (214) 520-1660
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 16, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                               (PAGE 1 OF 6 PAGES)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 6 Pages

                                       13D
----------------------------
CUSIP NO. 902184100
----------------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     William D. Oates
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                           7   SOLE VOTING POWER
     NUMBER OF                 6,831,000
      SHARES               -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  0
       EACH                -----------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  4,831,000
        WITH               -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,831,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.3%
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14   TYPE OF REPORTING PERSON*
     IN
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* SEE INSTRUCTIONS BEFORE FILING OUT!

                                                               Page 3 of 6 Pages


                                  SCHEDULE 13D

CUSIP NO. 902184100

Item 1.  Security and Issuer.

         This Schedule 13D, Amendment No. 4 (this "Filing"), relates to the Common Stock, $0.01 par value ("Tyler Common Stock") of Tyler Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 5949 Sherry Lane, Dallas, Texas 75225. The purpose of this Filing is to report a decrease in William D. Oates' beneficial ownership of Tyler Common Stock.

Item 2.  Identity and Background.

         (a)      William D. Oates ("Mr. Oates").

         (b)      2911 Turtle Creek Blvd., Suite 1100, Dallas, Texas 75219.

         (c) President of eiStream, Inc. ("eiStream"), a document imaging company wholly owned by Mr. Oates.

         (d) Mr. Oates has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Oates has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Oates is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 19, 1998, the Company acquired Business Resources Corporation, a Texas corporation ("BRC"). As a result of the acquisition, the 87,765 shares of BRC common stock beneficially owned by Mr. Oates were converted into 8,765,000 shares of Tyler Common Stock and cash.

         Since his initial acquisition of shares of Tyler Common Stock, Mr. Oates has made the following acquisitions and dispositions of Tyler Common
Stock:

                                         SHARES ACQUIRED
                  DATE                     OR DISPOSED                         TYPE OF TRANSACTION
                  ----                   ---------------                       -------------------
              November 1998                  300,000          Release of shares held under collateral pledge
                                                              arrangements
              December 1998                  400,000          Gifts to various charities
               April 1999                    300,000          Release of shares held under collateral pledge
                                                              arrangements
              December 1999                   6,000           Gift to charity
               March 2000                     8,000           Gifts to various charities
               August 2000                   654,276          Transfer in payment for the purchase of certain
                                                              assets
             September 2000                  876,350          Transfer in payment for the purchase of certain
                                                              assets
              November 2001                 1,530,626         Purchase in privately negotiated transaction
                June 2002                    215,000          Contribution to capital of eiStream and subsequent
                                                              distribution to individuals

                                                               Page 4 of 6 Pages


         On August 8, 2002, Mr. Oates contributed an aggregate of 5,000 shares of Tyler Common Stock to the capital of eiStream. eiStream concurrently distributed all of the 5,000 shares of Tyler Common Stock to one of its key employees in payment of accrued bonuses owed by eiStream to such key employee in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

         On August 16, 2002, Mr. Oates sold an aggregate of 1,100,000 shares of Tyler Common Stock to the Company for an aggregate of $4 million.

         On August 16, 2002, eiStream granted the Company an option on or before December 1, 2002 to acquire an additional 400,000 shares of Tyler Common Stock, at the Company's option, in exchange for the transfer by the Company to eiStream of certain of the Company's assets (the "Option"). Mr. Oates has agreed to contribute the 400,000 additional shares of Tyler Common Stock to eiStream for transfer to the Company in the event the Company exercises the Option. Mr. Oates has escrowed the 400,000 shares subject to the Option with the Company to secure eiStream's obligations under the Option.

Item 4.  Purpose of Transaction.

         Mr. Oates initially acquired beneficial ownership of more than 5% of the Tyler Common Stock as a result of the 1998 acquisition of BRC by the Company and holds his Tyler Common Stock for investment purposes. Mr. Oates does not have any specific plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but Mr. Oates reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Oates beneficially owns 6,831,000 shares of Tyler Common Stock, which represents 14.3% of the outstanding Tyler Common Stock. With respect to 1,600,000 of the shares of Tyler Common Stock beneficially owned by Mr. Oates, sole voting power and record ownership was retained pursuant to a collateral pledge arrangement securing payment for 1,600,000 of such shares sold to William Hunter Oates. With respect to 400,000 shares of Tyler Common Stock that are subject to the Option held by the Company and being held in escrow by it, Mr. Oates retains sole voting power and record ownership.

                  The calculations of the percentage of outstanding Tyler Common Stock are based upon 47,706,733 shares of Tyler Common Stock outstanding on August 2, 2002 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

         (b) Mr. Oates has the sole power to vote 6,831,000 shares of Tyler Common Stock and the sole power to dispose of 4,831,000 shares of Tyler Common Stock.

         (c) On August 8, 2002, Mr. Oates contributed an aggregate of 5,000 shares of Tyler Common Stock to the capital of eiStream. eiStream concurrently distributed all of the 5,000 shares of Tyler Common Stock to one of its key employees in payment of accrued bonuses owed by eiStream to such key employee in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

                  On August 16, 2002, Mr. Oates sold an aggregate of 1,100,000 shares of Tyler Common Stock to the Company for an aggregate of $4 million.

                                                               Page 5 of 6 Pages

                  On August 16, 2002, eiStream granted the Company an option on or before December 1, 2002 to acquire an additional 400,000 shares of Tyler Common Stock, at the Company's option, in exchange for the transfer by the Company to eiStream of certain of the Company's assets (the "Option"). Mr. Oates has agreed to contribute the 400,000 additional shares of Tyler Common Stock to eiStream for transfer to the Company in the event the Company exercises the Option. Mr. Oates has escrowed the 400,000 shares subject to the Option with the Company to secure eiStream's obligations under the Option.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the sale arrangements with William Hunter Oates described in Item 5(a), pending full payment of the purchase price for the shares sold to such person, Mr. Oates retains sole voting power and record ownership of such shares and may therefore be deemed to be the beneficial owner of such 1,600,000 shares of Tyler Common Stock.

         Pursuant to the escrow arrangement with the Company described in Item 5(a) and 5(c), pending the Company's exercise of the Option, Mr. Oates retains sole voting power and record ownership of such shares and may therefore be deemed to be the beneficial owner of such 400,000 shares of Tyler Common Stock

Item 7.  Material to be Filed as Exhibits.

         None.

                                                               Page 6 of 6 Pages

Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.




August 28, 2002                       /s/ William D. Oates
                                      --------------------------------------
                                      WILLIAM D. OATES